UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: September 23, 2020
Commission File Number 333-229312
ATLAS CORP.
(Exact name of Registrant as specified in its Charter)
23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).
Yes	☐	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).
Yes	☐	No	☒

Item 1 — Information Contained in this Form 6-K Report
This Form 6-K is furnished with reference to and hereby incorporated by reference into the following Registration Statements:
•	Registration Statement on Form F-3D (Registration No. 333-151329) of Atlas Corp. originally filed with the Securities and Exchange Commission on May 30, 2008, as amended on February 28, 2020;
•	Registration Statement on Form S-8 (Registration No. 333-173207) of Atlas Corp. originally filed with the Securities and Exchange Commission on March 31, 2011, as amended on February 28, 2020;
•
Registration Statement on Form F-3 (Registration No. 333-180895) of Atlas Corp. originally filed with the Securities and Exchange Commission on April 24, 2012, as amended on March 22, 2013 and February 28, 2020;

•	Registration Statement on Form S-8 (Registration No. 333-189493) of Atlas Corp. originally filed with the Securities and Exchange Commission on June 20, 2013, as amended on February 28, 2020;
•
Registration Statement on Form F-3 (File No. 333-195571) of Atlas Corp. originally filed with the Securities and Exchange Commission on April 29, 2014, as amended on March 6, 2017, April 19, 2017 and February 28, 2020;

•
Registration Statement on Form F-3 (File No. 333-200639) of Atlas Corp. originally filed with the Securities and Exchange Commission on November 28, 2014, as amended on March 6, 2017, April 19, 2017 and February 28, 2020;

•	Registration Statement on Form S-8 (Registration No. 333-200640) of Atlas Corp. originally filed with the Securities and Exchange Commission on November 28, 2014, as amended on February 28, 2020;
•	Registration Statement on Form F-3D (Registration No. 333-202698) of Atlas Corp. originally filed with the Securities and Exchange Commission on March 12, 2015, as amended on February 28, 2020;
•	Registration Statement on Form S-8 (Registration No. 333-212230) of Atlas Corp. originally filed with the Securities and Exchange Commission on June 24, 2016, as amended on February 28, 2020;
•	Registration Statement on Form F-3 (Registration No. 333-220176) of Atlas Corp. originally filed with the Securities and Exchange Commission on August 25, 2017, as amended on February 28, 2020;
•	Registration Statement on Form S-8 (Registration No. 333-222216) of Atlas Corp. originally filed with the Securities and Exchange Commission on December 21, 2017, as amended on February 28, 2020;
•	Registration Statement on Form F-3D (Registration No. 333-224291) of Atlas Corp. originally filed with the Securities and Exchange Commission on April 13, 2018, as amended on February 28, 2020;
•
Registration Statement on Form F-3 (Registration No. 333-224288) of Atlas Corp. originally filed with the Securities and Exchange Commission on April 13, 2018, as amended on May 3, 2018, May 7, 2018 and February 28, 2020;

•	Registration Statement on Form F-3 (Registration No. 333-227597) of Atlas Corp. originally filed with the Securities and Exchange Commission on September 28, 2018, as amended on February 28, 2020;
•	Registration Statement on Form F-3 (Registration No. 333-229312) of Atlas Corp. originally filed with the Securities and Exchange Commission on January 18, 2019, as amended on February 28, 2020;
•	Registration Statement on Form F-3 (Registration No. 333-230524) of Atlas Corp. originally filed with the Securities and Exchange Commission on March 27, 2019, as amended on February 28, 2020;
•	Registration Statement on Form F-3 (Registration No. 333-238178) of Atlas Corp. filed with the Securities and Exchange Commission on May 11, 2020; and
•	Registration Statement on Form S-8 (Registration No. 333-239578) of Atlas Corp. filed with the Securities and Exchange Commission on June 30, 2020.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
September 23, 2020
ATLAS CORP.

By:	/s/ Bing Chen
Bing Chen
President and Chief Executive Officer

Atlas Corp. 23 Berkeley Square London, United Kingdom W1J 6HE c/o 2600—200 Granville Street Vancouver, BC Canada V6C 1S4 Tel: 604-638-2575 Fax: 604-648-9782 www.atlascorporation.com
Dear Shareholder:
On behalf of the board of directors, it is my pleasure to extend to you an invitation to attend the 2020 annual meeting of shareholders of Atlas Corp. (“Atlas”) on November 5, 2020. The meeting will be entirely virtual in order to adhere to the recommendations of public health officials during the COVID-19 pandemic. The virtual format will give more shareholders the opportunity to participate in the meeting, while ensuring everyone’s health and safety.
Meeting Access:	webcast – www.virtualshareholdermeeting.com/ATCO2020
Date:	Thursday, November 5, 2020
Time:	1:00 p.m., London Time
The Notice of 2020 Annual Meeting and Proxy Statement are enclosed and describe the business to be transacted at the annual meeting and provide other information concerning Atlas. The principal business to be transacted at the annual meeting will be (1) the election of directors and (2) the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as Atlas’s independent auditors for the fiscal year ending December 31, 2020.
The board of directors unanimously recommends that shareholders vote for the election of the nominated directors and for the ratification of KPMG LLP, Chartered Professional Accountants, as our independent auditors.
We encourage you to review this Proxy Statement to learn more about our board of directors, our governance practices, compensation programs and philosophy, and other important items. Your vote is important. Please vote your shares either by virtually attending the annual meeting or by casting your vote online separately or by telephone or mail. Thank you for your ongoing investment in, and support of, Atlas as we continue to execute our enterprise strategy for long-term profitable growth and shareholder value.
Sincerely,

/s/ Bing Chen
Bing Chen President and Chief Executive Officer

i

ATLAS CORP.

NOTICE OF 2020 ANNUAL MEETING OF SHAREHOLDERS
Time and Date	Thursday, November 5, 2020, 1:00 p.m., London Time
Meeting Access	Webcast: www.virtualshareholdermeeting.com/ATCO2020
Items of Business	(1) To elect the directors to the Atlas board of directors;
(2) To ratify the appointment of KPMG LLP, Chartered Professional Accountants, as Atlas’s independent auditors for the fiscal year ending December 31, 2020; and
(3) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.
Adjournments and Postponements
Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date
The record date for the annual meeting is September 16, 2020. Only shareholders of record at the close of business on that date will be entitled to notice of the meeting and to vote at the meeting or any adjournment or postponement of the meeting.

Voting
Your vote is very important. Whether or not you plan to attend the annual meeting virtually, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may complete, sign and return your proxy card via mail, or follow the instructions on the proxy card to submit your proxy via the Internet. Our proxy card and other proxy materials are available free of charge on the Internet at www.proxyvote.com for you to use, and upon request, we will send you paper copies of the proxy card and other proxy materials for you to use. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of this proxy statement and the instructions on the proxy or voting instruction card.

Proxy Materials
Atlas is furnishing proxy materials to its shareholders through the Internet as permitted under the rules of the Securities and Exchange Commission. Under these rules, many of Atlas’s shareholders will receive a Notice of Internet Availability of Proxy Materials instead of a paper copy of the Notice of 2020 Annual Meeting of Shareholders and proxy statement and proxy card. We believe this process gives us the opportunity to serve you more efficiently by making the proxy materials available quickly online and reducing costs associated with printing and postage. Shareholders who do not receive a Notice of Internet Availability of Proxy Materials will receive a paper copy of the proxy materials by mail.

September 23, 2020
By Order of the Board of Directors
/s/ Sarah Pybus
Sarah Pybus
Secretary
This notice of annual meeting and proxy statement and form of proxy are being distributed on or about September 23, 2020.

PROXY STATEMENT
The Board of Directors (the “Board”) of Atlas Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (referred to in this proxy statement as “Atlas”, the “Company,” “we” or “us”) is furnishing this proxy statement and the accompanying form of proxy in connection with the solicitation of proxies for the 2020 Annual Meeting of Shareholders of the Company (the “annual meeting”). The annual meeting will be held on November 5, 2020, beginning at 1:00 p.m., GMT. Due to the ongoing public health impact of COVID-19, this year’s annual meeting will be a virtual meeting conducted solely via live webcast. You will be able to attend the annual meeting, vote your shares electronically and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/ATCO2020. You will not be able to attend the annual meeting in person.
Important Notice Regarding the Availability of Proxy Materials for the
2020 Annual Meeting of Shareholders to be held on November 5, 2020
The Notice of 2020 Annual Meeting of Shareholders and Proxy Statement, our proxy card and other annual meeting materials are available free of charge on the Internet at www.proxyvote.com. We intend to begin mailing our Notice of Internet Availability of Proxy Materials to shareholders on or about September 23, 2020. At that time, we also will begin mailing paper copies of our proxy materials to shareholders who have requested them.
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING
Q:	Why am I receiving these materials?
A:
The Board of Atlas is providing these proxy materials to you in connection with our annual meeting of shareholders to be held by webcast only on November 5, 2020 at 1:00 p.m., GMT. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead you may simply complete, sign and return your proxy card via mail, or follow the instructions below to submit your proxy via the Internet. Our proxy card and other proxy materials are available free of charge on the Internet at www.proxyvote.com for you to use, and upon request, we will send you paper copies of the proxy card and other proxy materials for you to use.

Q:	What items of business will be voted on at the annual meeting?
A:	The items of business scheduled to be voted on at the annual meeting are:
•	the election of directors to the Board; and
•	the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as our independent auditors for the fiscal year ending December 31, 2020.
We will also consider any other business that properly comes before the annual meeting.
Q:	How does the Board recommend that I vote?
A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board and “FOR” the ratification of the independent auditors for the 2020 fiscal year.
Q:	Who is entitled to attend and vote at the annual meeting?
A:
You may attend and vote at the annual meeting if, as of the close of business on September 16, 2020, the record date for the annual meeting (the “record date”), you were a holder of record of the Company’s common shares. On the record date, we had 246,031,989 common shares outstanding and entitled to be voted at the meeting. You may cast one vote for each common share held by you on all matters presented at the meeting.

You may vote all shares owned by you as of the record date at the annual meeting, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.
If you were not a shareholder of record on the record date, you may still attend the annual meeting as a guest, but you will not be able to vote before or during the meeting.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?
A:
Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record
If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. Our proxy card and other proxy materials are available free of charge on the Internet at www.proxyvote.com for you to use, and upon request, we will send you paper copies of the proxy card and other proxy materials for you to use.
Beneficial Owner
If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, trustee or nominee together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.
Since a beneficial owner is not the shareholder of record, you may not vote these shares at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.
Q:	How do I attend the annual meeting?
A:	The 2020 annual meeting will be a virtual only meeting conducted exclusively by webcast.
To participate in the annual meeting, visit www.virtualshareholdermeeting.com/ATCO2020 and enter the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or your proxy card. The live webcast will begin at 1:00 p.m., GMT on Thursday, November 5, 2020. We encourage you to access the virtual meeting platform at least 15 minutes prior to the start time. If you do not have a 16-digit control number, you will still be able to access the webcast as a guest, but will not be able to vote your shares or ask a question during the meeting.
The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and mobile phones) running the most updated version of applicable software and plugins. Participants should ensure they have a strong WiFi connection wherever they intend to participate in the meeting. Further instructions on how to attend and participate in the annual meeting, including how to demonstrate proof of stock ownership, will be posted on the virtual meeting website.
We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. Technical support will be available on the virtual meeting platform beginning at 12:30 p.m., GMT on the day of the meeting and will remain available until thirty minutes after the meeting has finished.
Q:	Can I submit questions during the annual meeting?
A:	If you wish to submit a question during the annual meeting, visit www.virtualshareholdermeeting.com/ATCO2020, type your question into the “Ask a Question” field, and click “Submit.”
Questions pertinent to meeting matters will be answered during the annual meeting, subject to time constraints. Any questions pertinent to meeting matters that cannot be answered during the meeting due to time constraints will be posted online and answered on the Investors section of our website at www.atlascorporation.com. The questions and answers will be available as soon as practical after the annual meeting and will remain available until one week after posting.
Q:	How can I vote my shares during the annual meeting?
A:
If you are a registered shareholder, you can vote during the annual meeting any shares that were registered in your name as the shareholder of record as of the record date. If your shares are held in street name, you can vote those shares during the annual meeting only if you have a legal proxy from the holder of record. If you plan to attend and vote your street-name shares during the annual meeting, you should request a legal proxy from your broker, bank or other holder of record.
To vote your shares during the annual meeting, log into www.virtualshareholdermeeting.com/ATCO2020 and follow the voting instructions. You will need the 16-digit control number that is shown on your Notice of Internet Availability of Proxy Materials or on your proxy card. Shares may not be voted after the polls close. Whether or not you plan to attend the annual meeting, we strongly encourage you to vote your shares by proxy prior to the annual meeting as described below, so that your vote will be counted if you decide not to attend the meeting.
Q:	How can I vote my shares without attending the annual meeting?
A:
Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. Holders of record of our common shares may submit proxies by completing, signing and dating their proxy cards and mailing them or via the Internet as directed on the proxy card. Our shareholders who hold shares beneficially in street name may vote by completing, signing and dating the voting instruction cards provided and mailing them or via the Internet as directed on the proxy card, or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.

Please see the Notice of Internet Availability of Proxy Materials or the information your bank, broker or other holder of record provided you for more information on these voting options. Our proxy card and other proxy materials are available free of charge on the Internet at www.proxyvote.com for you to use, and upon request, we will send you paper copies of the proxy card and other proxy materials for you to use.
Q:	Can I change my vote?
A:
You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary by mail received prior to your shares being voted or by attending the virtual annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?
A:
Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Atlas or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to our management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?
A:
A quorum is required for our shareholders to conduct business at the annual meeting. The presence at the meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the record date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn the meeting until a quorum is present.

Q:	How are votes counted?
A:
In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For the other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” our nominees to the Board, “FOR” ratification of the independent auditors and in the discretion of the proxy holders on any other matters that properly come before the meeting).
If your broker holds your shares in its name (or street name), the broker is permitted to vote your shares on “discretionary” matters, even if it does not receive voting instructions from you. The proposal to ratify the appointment of KPMG LLP, Chartered Professional Accountants, as Atlas’s independent auditors for the fiscal year ending December 31, 2020 is the only “discretionary” matter proposed for action at the annual meeting. If you hold shares beneficially in street name and do not provide your broker with voting instructions on any of the remaining non-discretionary matters, your shares may constitute “broker non-votes.” In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of the election of directors, assuming that a quorum is obtained.
Q:	What is the voting requirement to approve each of the proposals?
A:
In the election of directors, the eight persons receiving the highest number of “FOR” votes at the annual meeting will be elected. The proposal to ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2020 requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?
A:
No. We do not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, all common shares outstanding as of the close of business on the record date will be entitled to vote. Each common share outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?
A:
Other than the two items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Bing Chen and Karen Lawrie, or either of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxyholder will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?
A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or follow the instructions on each card to vote via the Internet.

Q:	How may I obtain a separate set of voting materials?
A:
If you share an address with another shareholder, you may receive only one set of the proxy statement unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Secretary
Atlas Corp.
23 Berkeley Square
London, United Kingdom
W1J 6HE
Fax: +44 843 320 5270
Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.
Q:	Who will bear the cost of soliciting votes for the annual meeting?
A:
We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?
A:	We intend to announce preliminary voting results at the annual meeting and publish final results in a report on Form 6-K furnished by us after the annual meeting.
Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?
A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.
Shareholder Proposals
For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Secretary at the address set forth below no later than June 25, 2020. Such proposals also will need to comply with our bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or fax addressed to:
Secretary
Atlas Corp.
23 Berkeley Square
London, United Kingdom
W1J 6HE
Fax: +44 843 320 5270
For a shareholder proposal that is not intended to be included in our proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common shares to approve that proposal, provide the information required by our bylaws and give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by our Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed the proxy materials for the previous year’s annual meeting of shareholders.
Nomination of Director Candidates
You may propose director candidates for consideration by the Board in determining nominees for election at the annual shareholder meeting in 2021. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to our Secretary at the address set forth above.

Our bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common shares to elect such nominee and provide the information required by Atlas’s bylaws. In addition, the shareholder must give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. Accordingly, the deadline for receipt of notice is August 7, 2021.
Copy of Bylaws Provisions
You may contact our Secretary at the address set forth above for a copy of the relevant provisions in our bylaws regarding the requirements for making shareholder proposals and nominating director candidates.
Q:	How may I obtain Atlas’s Annual Report on Form 20-F filed with the SEC?
A:
The 2019 Annual Report on Form 20-F is available under “Financial information—Annual Reports” in the Investors section of our website at www.atlascorporation.com and at the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. Additionally, shareholders can request a hard copy of our complete audited financial statements free of charge upon request by:

•	writing us at Atlas Corp., 23 Berkeley Square, London, United Kingdom, W1J 6HE, or fax number +44 843 320 5270;
•	emailing us at info@atlascorporation.com; or
•	calling us at +44 20 7788 7819.
Q:	How may I communicate with Atlas’s Board or the independent directors on Atlas’s Board?
A:	You may submit any communication intended for the Board or the independent directors by directing the communication by mail or fax addressed as follows:
Atlas Corp.
c/o Seaspan Ship Management Ltd.
Suite 2600-200 Granville Street
Vancouver, BC V6C 1S4
Canada
Attention: Chairman of the Board of Directors
Fax: 604-648-9782

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS
We are committed to sound corporate governance principles. These principles contribute to our business success and are essential to maintaining our integrity in the marketplace. Our Corporate Governance Guidelines and Standards of Business Conduct Policy are available under “Corporate Governance” in the Investors section of our website at www.atlascorporation.com.
Board Practices
General
Atlas is the successor public company of Seaspan Corporation (“Seaspan”), which completed a holding company reorganization (the “Reorganization”) to become a wholly owned subsidiary of Atlas on February 27, 2020. Save for the addition of Alistair Buchanan as a director effective February 27, 2020, the composition of the Atlas Board is the same as Seaspan’s board of directors prior to the Reorganization.
The Board currently consists of eight members. Each member of the Board is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of the Board is David Sokol.
The Board has determined that each of the eight nominees for election as members of the Board, other than Bing Chen, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management.
The independent directors on the Board considered the independence of Lawrence Chin in light of the fact that he serves as managing director of Hamblin Watsa Investment Counsel Ltd., a wholly owned subsidiary of Fairfax Financial Holdings Limited, our largest shareholder (“Fairfax”), as well as the independence of David Sokol and Lawrence Simkins, in light of their relationships with Dennis Washington, who controls entities that together represent our second largest shareholder, and determined that each of Messrs. Chin, Sokol and Simkins is an independent director in accordance with Atlas’s independent director standards. For additional information about the relationships of Messrs. Chin, Sokol and Simkins with our significant shareholders, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2019 Annual Report on Form 20-F.
Committees
The Board has three committees, including an audit committee, a compensation and governance committee and an executive committee. The membership of committees during 2019, then Seaspan, and Atlas’s committees as of the date hereof, and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by the Board. The current committee charters are available under “Corporate Governance” in the Investors section of our website at www.atlascorporation.com.
During 2019, the Board held six meetings, the audit committee held four meetings, the compensation and governance committee held five meetings, and the executive committee held no meetings.
The audit committee of the Board is composed entirely of directors who currently satisfy applicable New York Stock Exchange (“NYSE”) and SEC audit committee independence standards. During 2019, the audit committee members were Nicholas Pitts-Tucker (chair), John Hsu and Stephen Wallace. Alistair Buchanan joined the audit committee in April 2020. All members of the committee are financially literate, and our Board determined that Mr. Pitts-Tucker qualifies as a financial expert. The audit committee assists our Board in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; (4) the performance of our internal audit function and independent auditors; and (5) potential conflicts and related party transactions.
The compensation and governance committee of the Board consists of Lawrence Simkins (chair), David Sokol and Lawrence Chin. The compensation and governance committee is tasked with: (1) reviewing, evaluating and approving our agreements, plans, policies and programs to compensate our officers and directors; (2) reporting on executive compensation, which is included in our proxy statement; (3) otherwise discharging the

Board’s responsibilities relating to the compensation of our officers and directors; (4) assisting the Board with corporate governance practices, evaluating director independence and conducting periodic performance evaluations of the members of the Board; and (5) performing such other functions as the Board may assign to the committee from time to time.
The executive committee of our Board was established to support the efficient functioning of the Board by identifying, evaluating and coordinating, on behalf of the Board, such matters as the committee determines should be preliminarily considered by the committee prior to consideration of such matters by the full Board, and advising the Board on such matters. Such matters include (1) succession planning for our CEO, executive officers and members of senior management, (2) advising senior management with respect to capital formation and liquidity needs, (3) aiding the Board in handling matters as to which, subject to applicable law, the Board may expressly delegate authority to approve to the committee from time to time and (4) reviewing and providing input to senior management regarding material corporate policies. As of the date hereof, the executive committee consists of David Sokol (chair), Bing Chen and Lawrence Simkins.
The report of the compensation and governance committee is included beginning on page 14 of this proxy statement and the report of the audit committee is included on page 23.
Exemptions from NYSE Corporate Governance Rules
As a foreign private issuer, we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies are that (1) we are not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction, and (2) the Board, rather than a separate nominating committee of independent directors, evaluates and approves our director nominees.
Unlike U.S. domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. The Board has determined that all of our directors, other than Bing Chen, satisfy the NYSE’s independence standards for domestic companies.
Consideration of Director Nominees
Shareholder Nominees
The Board will consider properly submitted shareholder nominations for Board candidates. In evaluating these nominations, the Board considers, among other things, the balance of reputation, knowledge, experience, diversity of viewpoints, background, experience and other demographics and capability on the Board. Any shareholder nominations proposed for consideration by the Board should include the nominee’s name and qualifications for Board membership as required by our bylaws and should be mailed or faxed, addressed to:
Secretary
Atlas Corp.
23 Berkeley Square
London, United Kingdom
W1J 6HE
Fax: +44 843 320 5270
In addition, our bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with our bylaws, please see “Questions and Answers about the Proxy Materials and the Annual Meeting—What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6.
Independent Director Meetings
Our independent directors may hold as many executive sessions each year as they deem appropriate.

Communications with the Board
Individuals may communicate with the Board by writing to it by mail or facsimile addressed to:
Atlas Corp.
c/o Seaspan Ship Management Ltd.
Suite 2600-200 Granville Street
Vancouver, BC V6C 1S4
Canada
Attention: Chairman of the Board of Directors
Fax: 604-648-9782
Communications that are intended specifically for independent directors should also be sent to the above address.

EXECUTIVE OFFICERS
Please read “Item 6. Directors, Senior Management and Employees—A. Directors, Senior Management and Key Employees” in our 2019 Annual Report on Form 20-F for details regarding our executive officers as at March 10, 2020.
On August 7, 2020, Atlas appointed Karen Lawrie as General Counsel and Sarah Pybus as Compliance Officer. Ms. Lawrie was and continues to be General Counsel of Seaspan.
On September 11, 2020, Atlas announced that Ryan Courson, Chief Financial Officer of Atlas, has given notice to terminate his employment effective September 30, 2020. Bing Chen, President and Chief Financial Officer of Atlas, will assume the role of Interim Chief Financial Officer upon Mr. Courson’s departure.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
From time to time, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included agreements relating to the provision of services by certain of our directors and executive officers, the sale and purchase of our common and preferred equity securities, Seaspan’s private placement with affiliates of Fairfax in 2018 by which Fairfax became a related party as well as subsequent private placements with affiliates of Fairfax, our acquisition of APR Energy Limited and other matters. For more information on these agreements and transactions, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2019 Annual Report on Form 20-F. During 2019, the audit committee, comprised entirely of independent directors, reviewed and, if applicable, approved all proposed material related party transactions.
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.
In 2019, each non-employee member of the Seaspan board of directors received the following annual retainers and fees. Each non-employee director received an annual cash retainer of US$70,000. The chair of the audit committee received an annual payment of US$20,000 and each other member of the audit committee received an annual payment of US$10,000 for the regular quarterly committee meetings. The chair of the compensation and governance committee received an annual payment of US$20,000 and each other member of the compensation and governance committee, other than David Sokol, received an annual payment of US$10,000 for the regular quarterly committee meetings. Each audit committee member and each compensation and governance committee member, other than David Sokol, also received a payment of US$1,500 for each additional committee meeting attended during the calendar year. The members of the executive committee did not receive any fees in respect of their membership on the executive committee. The annual retainers and fees paid and payable to members of the Atlas Board and committee members for 2020 are the same as those paid in 2019.
All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who are not members of any such committee, also received a payment of US$1,500 per meeting.
Officers who also serve as directors do not receive compensation for their service as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of our Board or any committee.
For services during the years ended December 31, 2019 and 2018, Seaspan directors and management (being 14 persons in 2019 and 18 persons in 2018) received aggregate cash compensation of approximately US$5.8 million and US$5.6 million, respectively. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude equity-based compensation paid to our directors and management as described below.
Employment Agreement with CEO Bing Chen
In October 2017, Seaspan entered into an employment agreement with Mr. Bing Chen to serve as its chief executive officer; this agreement was amended in August 2018 (as amended and restated, the “Existing Employment Agreement”). For more information about the Existing Employment Agreement with Mr. Chen, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement with CEO Bing Chen” in our 2019 Annual Report on Form 20-F.

In June 2020, to be effective as of January 1, 2021, Seaspan entered into an amended and restated executive employment agreement (the “Amended Employment Agreement”) with Mr. Bing Chen to serve as chief executive officer of Seaspan. Pursuant to the Amended Employment Agreement, Mr. Chen will also perform services for such other Atlas companies as may from time to time be requested by the Board, including but not limited to serving as chief executive officer of Atlas. The Amended Employment Agreement provides that Mr. Chen will receive an annual base salary of US$950,000 and be eligible to receive annual performance-based cash and stock bonuses, each of up to 120% of base salary. Pursuant to the Amended Employment Agreement, Mr. Chen also received, in June 2020, a grant of 1,500,000 restricted stock units and a grant of stock options to acquire 1,500,000 common shares at a price of US$7.80 per share, each award vesting in equal tranches over five years commencing December 31, 2021. The restricted stock units and stock options are subject to “claw-back” rights in favor of us for termination of Mr. Chen’s employment in certain circumstances.
As with the Existing Employment Agreement, Mr. Chen will be entitled to severance payments (including partial vesting of restricted stock and stock options) of approximately one year of total compensation if we terminate the Amended Employment Agreement or his employment without “cause” or if he terminates his employment for “good reason”. The severance payments will increase to approximately two years of total compensation for any such terminations in connection with or within 12 months after a “change of control” (as defined in the Amended Employment Agreement).
Equity Incentive Plan
In December 2005, Seaspan’s board of directors adopted the Seaspan Corporation Stock Incentive Plan (the “Seaspan Plan”), which was administered by Seaspan’s board of directors and, under which its officers, employees and directors could be granted options, restricted shares, phantom share units and other equity-based awards as determined by Seaspan’s board of directors. Upon consummation of the Reorganization, Atlas assumed Seaspan’s equity-based compensation plans, including the Seaspan Plan. Awards previously granted under the Seaspan Plan are now exercisable for Atlas common shares instead of Seaspan common shares.
In connection with the Reorganization, the Seaspan Plan was amended and restated as the Atlas Corp. Stock Incentive Plan (the “Atlas Plan”). In June 2020, the Atlas Plan was amended and restated to increase the number of common shares issuable under the Atlas Plan from 5,000,000 to 10,000,000.
In 2018, Mr. Chen, our chief executive officer, received a restricted stock grant of 500,000 common shares to vest over a five-year period based on performance, as determined by the Board in an amount not more than 100,000 shares annually on a cumulative basis, and stock options to acquire 500,000 common shares which vest over five years commencing January 8, 2019. On February 28, 2019 and February 28, 2020, Mr. Chen was granted 123,371 common shares and 130,955 common shares, respectively, with each grant vesting in equal tranches over a three-year period commencing on the date of grant. On June 24, 2020, Mr. Chen received a grant of 1,500,000 restricted stock units and stock options to acquire 1,500,000 common shares, as described above.
On January 1, 2019, each of Seaspan’s non-employee directors was awarded 13,480 restricted shares, which vested on January 1, 2020. The directors were awarded 8,582 restricted shares on January 1, 2020 (or February 27, 2020, in the case of Alistair Buchanan) which vest on January 1, 2021. In addition, on August 7, 2020, Mr. Sokol, chairman of the Board, received a grant of 1,000,000 restricted shares which vest on December 31, 2020. In the event Mr. Sokol’s membership on the Board terminates prior to December 31, 2022, Mr. Sokol will be entitled to a prorated number of shares. If he ceases to be a director before the shares vest, a prorated number of shares will be forfeited and cancelled; if he ceases to be a director after the shares vest but before December 31, 2022, he agrees to return a prorated number of shares to Atlas.
In 2019, Seaspan also granted an aggregate 31,065 unrestricted Seaspan common shares to executive officers other than Mr. Chen, of which certain of these grants vested immediately, with the remainder vesting on February 28 of 2020 and 2021. In addition, 40,000 restricted Seaspan common shares, which shares vest 18 months after the date of grant, were granted to an executive officer.
Seaspan Ship Management Limited (“SSML”) has a Cash and Equity Bonus Plan (“CEBP”) under which its key employees are eligible to receive awards comprised of 2/3 cash and 1/3 common shares under the Atlas Plan (previously the Seaspan Plan). The purpose of the CEBP is to align the interests of SSML’s management with the interests of Atlas (or, prior to consummation of the Reorganization, of Seaspan). In 2019, SSML granted awards to executive officers under the CEBP comprised of an aggregate of less than US$0.1 million cash and 3,269 common shares; in 2020, SSML granted awards to executive officers comprised of an aggregate of less than US$0.2 million cash and 8,818 common shares. Unvested awards granted prior to the Reorganization will vest and be paid out in common shares of Atlas and otherwise accordance with the terms of the CEBP.
In June 2020, Atlas established the Atlas Corp. Equity Bonus Plan (“EBP”) under which employees of Atlas and its subsidiaries who do not participate in the CEBP may receive equity bonus awards. Like the CEBP, the purpose of the EBP is to align the interests of Atlas personnel with the interests of Atlas.

REPORT OF THE COMPENSATION AND GOVERNANCE COMMITTEE
OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION
Our executive compensation program is administered by the compensation and governance committee of the Board.
Executive Compensation Philosophy
The compensation and governance committee is responsible for, among other things, reviewing and evaluating the executive compensation of our chief executive officer, our chief financial officer and other senior officers, and our directors. Generally, the goals of our compensation program are to:
•	attract, retain and motivate a high-caliber executive leadership team;
•	pay competitively and consistently within an appropriately defined market;
•	align executive compensation with shareholder interests; and
•	link compensation to our performance and the individual performance of our executive officers and directors.
Executive Compensation Practices
Every two years, we survey the executive compensation practices of our industry peer groups. The level of executive compensation will be commensurate with our performance both within and outside our peer group.
Components of Executive Compensation
Base Pay
Base pay is baseline cash compensation and is determined by the competitive market and individual performance. The base pay for our chief executive officer for 2019 was established by an employment agreement, as amended, between Seaspan and Mr. Chen (the “Existing Employment Agreement”). For more information about our Existing Employment Agreement with Mr. Chen, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement with CEO Bing Chen” in our 2019 Annual Report on Form 20-F. For more information about our Amended Employment Agreement with Mr. Chen, please read “Compensation of Directors and Executive Officers—Employment Agreement with CEO Bing Chen” on page 11.
The base pay for our other executive officers is also established by employment agreements between each such officer and our subsidiary Seaspan Ship Management Ltd.
Annual Bonus
Our annual bonus program for our executive officers, including Mr. Chen, focuses on matching the reward with the individual’s performance and our financial performance in the fiscal year through comparison to established targets and the financial performance of peer companies. The bonus includes cash and stock-based compensation, which will be evaluated and determined by the compensation and governance committee in conjunction with the chief executive officer.
Equity Incentive Plan
The Atlas Plan is intended to promote our interests by encouraging employees, consultants and directors to acquire or increase their equity interest in us and to provide a means whereby they may develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to remain with and devote their best efforts to our business, thereby advancing our interests and the interests of our shareholders. The Atlas Plan is also intended to enhance our ability to attract and retain the services of individuals who are essential for our growth and profitability.
The undersigned members of the Compensation and Governance Committee have submitted this Report of the Compensation and Governance Committee to the Board.
Lawrence Simkins, Chair
Lawrence Chin
David Sokol

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding beneficial ownership of our common shares as of September 1, 2020 (except as otherwise noted) by:
•	each person or entity known by us to beneficially own more than 5% of our common shares;
•	each of our current directors;
•	each of our current executive officers; and
•	all our current directors and all current executive officers as a group.
The information presented in the table is based on information filed with the SEC and information provided to Atlas on or before August 31, 2020.
The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of October 31, 2020 (60 days after September 1, 2020). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.
Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Fairfax Financial Holdings Limited(2)	124,400,952	45.9%
Dennis R. Washington(3)	45,451,493	18.5%
Copper Lion, Inc.(4)	14,007,238	5.7%
David Sokol	4,425,000	1.8%
Alistair Buchanan	*	*
Bing Chen	*	*
Lawrence Chin	*	*
John C. Hsu	*	*
Nicholas Pitts-Tucker	*	*
Lawrence R. Simkins	*	*
Stephen Wallace	*	*
Ryan Courson	*	*
Tina Lai	*	*
Karen Lawrie	*	*
Sarah Pybus	*	*
Krista Yeung	*	*
All directors and executive officers as a group (13 persons)(5)	5,386,679	2.2%
*	Less than 1%.
(1)
Percentages are based on the 246,031,989 common shares that were issued and outstanding on September 1, 2020; however, percentages for Fairfax Financial Holdings Limited are based on both the number of outstanding common shares issued and outstanding on September 1, 2020 plus 25,000,000 common shares issuable upon the exercise of warrants held by affiliates thereof.

(2)
The number of common shares shown for Fairfax Financial Holdings Limited consists of 99,400,952 common shares and warrants exercisable for up to 25,000,000 common shares. As of the date hereof, Fairfax has not exercised any of such warrants. This information is based on SEC filings and information provided by Fairfax and certain of its affiliates on or before August 19, 2020. The information lists other affiliated individuals and entities that beneficially own all or a portion of the 99,400,952 common shares beneficially owned by Fairfax. The information reports an additional 678,021 common shares which are beneficially owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax) and The Second 810 Holdco Ltd., and 231,922 common shares which are beneficially owned by The Sixty Three Foundation, a registered Canadian charitable foundation to which Fairfax contributes to fund charitable donation, which total shares represent 46.2% of our outstanding common shares (including the 25,000,000 shares issuable upon exercise of the warrants described in this note).

(3)
The number of common shares shown for Dennis R. Washington includes shares beneficially owned by Deep Water Holdings, LLC (“Deep Water”) and The Roy Dennis Washington Revocable Living Trust u/a/d November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or before August 24, 2020. Lawrence R. Simkins, the manager of Deep Water and a director of the Company, has voting and investment power with respect to the common shares held by Deep Water.

(4)
The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust, for which trusts Copper Lion, Inc. serves as trustee. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or before August 25, 2020. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls our second largest shareholder. Lawrence R. Simkins and David Sokol, directors of the Company, are directors of Copper Lion, Inc.

(5)	Includes an aggregate 200,000 common shares issuable upon the exercise of vested stock options granted to Bing Chen in January 2018.
The major shareholders of our common shares have the same voting rights as other shareholders of our common shares.
As of September 1, 2020, a total of 76,253,971 of our common shares were held by 46 holders of record in the United States.
We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

PROPOSALS TO BE VOTED ON
PROPOSAL NO. 1
ELECTION OF DIRECTORS
The Board currently consists of eight members. At the 2020 annual meeting, eight directors will be elected to serve for one-year terms until the 2021 annual meeting and until their successors are elected and have been qualified. The nominees for election at the 2020 annual shareholder meeting are set forth below. Votes may not be cast at the 2020 annual shareholder meeting for a greater number of director nominees than eight.
Information regarding the business experience of each nominee is provided below. There are no family relationships among our executive officers and directors.
If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.
The eight persons receiving the highest number of “FOR” votes represented by our common shares, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.
The Board expects that all nominees will be available to serve as directors. If, for any unforeseen reason, any of the Board’s nominees are not available as a candidate for director, the proxyholders, Bing Chen and Karen Lawrie, or either of them, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors on the Board.
Nominees Lawrence Chin and Stephen Wallace have been designated for election to the Board by affiliates of Fairfax, pursuant to rights granted to such investors under the indentures pursuant to which we issued senior notes due 2025, 2026 and 2027 in private placements in 2018, 2019 and 2020, respectively. For additional information about our private placements with affiliates of Fairfax and their rights to designate directors, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2019 Annual Report on Form 20-F.
The Board recommends a vote FOR the election to the Board of each of the following nominees:
Alistair Buchanan Director of Atlas since February 2020 Age 58
Alistair Buchanan is a director of Atlas and a member of the audit committee. Mr. Buchanan currently serves as chairman of the board of directors and a member of the valuation committee of Electricity North West, and as a director of WH Ireland plc, where he chairs its audit committee. Mr. Buchanan joined KPMG UK as a partner in 2013 and chaired KPMG’s UK power and utilities practice from 2013 to 2018. From 2003 to 2013, Mr. Buchanan was the chief executive officer of the Office of Gas and Electricity Markets (Ofgem), a non-ministerial government department which serves as the UK’s gas and electricity markets regulator. Prior to Ofgem, Mr. Buchanan worked in the financial sector with leading investment banks, as head of research, in London and New York. Mr. Buchanan served as a council member of Durham University and chair of the University’s remuneration committee from 2008 to 2012. Mr. Buchanan also served as a non-executive director of Thames Water from 2018 to 2020 and of Scottish Water from 2006 to 2008. Mr. Buchanan received the CBE medal from the Queen in 2008 with the citation being: “for services to the development of energy policy.” Mr. Buchanan received a B.A., Politics (Honors) from St. Chad’s College, Durham University. Mr. Buchanan qualified as a Chartered Accountant with KPMG and became a Fellow of the Institute (FCA) in 1994.

Bing Chen Director of Atlas since November 2019 and director of Seaspan since January 2018 Age 52
Bing Chen is President and Chief Executive Officer and a director of Atlas, and a member of the executive committee. Mr. Chen also currently services as the chairman of the board of directors and President and Chief Executive Officer of Seaspan. Over his 25-year career, Mr. Chen has held executive positions in Asia, Europe and North America. Most recently, he served as the chief executive officer of BNP Paribas (China) Ltd., leading the bank’s growth strategy in China. From 2011 to 2014, Mr. Chen was the director and general manager for Trafigura Investment (China), where he was responsible for the P&L of domestic and international commodities trading in the country. Between 2009 and 2011, he was in charge of building the greater China investment banking practice of Houlihan Lokey, Inc. as the managing director and head of Asia financial advisory. Between 2001 and 2009, Mr. Chen held executive roles across Europe, including as chief executive officer and chief financial officer of industrial leasing and aircraft chartering businesses. Between 1999 and 2001, he worked as a director, business strategy at Deutsche Bank in New York. Mr. Chen is a certified public accountant (inactive), and received a B.S., Accountancy (Magna Cum Laude) (Honours) from Bernard Baruch College, and an MBA (Honours) from Columbia Business School.

Lawrence Chin Director of Atlas since November 2019; previously a director of Seaspan Age 44
Lawrence Chin is a director of Atlas and a member of the compensation and governance committee. Mr. Chin served as a director of Seaspan from April 2018 to March 2020. Mr. Chin has over 21 years of experience in global capital markets and has served as managing director of Hamblin Watsa Investment Counsel Ltd., a wholly owned subsidiary of Fairfax, since 2016, overseeing Asian and North American investments. Previous to this, he spent 17 years in leadership positions at Mackenzie Cundill Investments. From 2010 to 2016, as senior vice president and co-team lead, Mr. Chin co-led the Cundill brand, overseeing approximately US$10 billion in global assets. From 2008 to 2010, in his role as vice president, portfolio manager and head of research, he managed the company’s research department and was the lead portfolio manager of over US$3 billion in assets. From 1999 to 2008, he held the position of partner, analyst, at Cundill Investments prior to its sale to Mackenzie Investments in 2006. Mr. Chin is a CFA charterholder and holds a Bachelor of Business Administration from Simon Fraser University.

John C. Hsu Director of Atlas since November 2019 and director of Seaspan since April 2008 Age 55
John Hsu is a director of Atlas and a member of the audit committee. Mr. Hsu has also been a director of Seaspan since April 2008. For generations, Mr. Hsu’s family has owned and operated bulkers, tankers and specialized ships through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime Group. Currently, Mr. Hsu is a director of his family’s single-family office, OSS Capital, and a member of the advisory and investment committee of Isola Capital Group, a multifamily office based in Hong Kong that manages direct investments in private equity. From 2008 to 2012, he was the chairman of TSSI Inc. (a Taiwan-based surveillance IC solutions provider). From 2003 to 2010, Mr. Hsu was a partner of Ajia Partners, a prominent privately-owned alternative asset investment firm. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund of U.S.-listed technology companies. He has served on Columbia University’s Alumni Association in Hong Kong since 2005 and is currently a board member. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Master of Business Administration degree from Columbia University. Mr. Hsu is fluent in Japanese and Mandarin.

Nicholas Pitts-Tucker Director of Atlas since November 2019; previously a director of Seaspan Age 69
Nicholas Pitts-Tucker is a director of Atlas and serves as the chair of the audit committee. Mr. Pitts-Tucker served as a director of Seaspan from April 2010 to March 2020. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over ten years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the board as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of BlackRock Frontiers Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as governor of the University of Northampton. Mr. Pitts Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Lawrence Simkins Director of Atlas since November 2019; previously a director of Seaspan Age 59
Larry Simkins is a director of Atlas and serves as chair of the compensation and governance committee and a member of the executive committee. Mr. Simkins served as a director of Seaspan from April 2017 to March 2020. Since 2001, Larry Simkins has been President of The Washington Companies, an affiliate of Seaspan’s second largest shareholder. As President and CEO, Mr. Simkins provides leadership and direction to the enterprise by serving as a member of the board of directors of each individual company. The Washington Companies consist of privately owned companies and selected public company investments employing over 6,000 people worldwide, generating nearly US$2 billion in annual revenue. Business is transacted in the sectors of rail transportation, marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former director of the Federal Reserve Bank of Minneapolis, completing his second term in December of 2016. Mr. Simkins currently serves on the boards of trustees of Gonzaga University and the Boy Scouts of America-Montana Council. He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.

David Sokol Director of Atlas since November 2019; previously a director of Seaspan Age 64
David Sokol is the chairman of the Board and serves as chair of the executive committee and a member of the compensation and governance committee. Mr. Sokol served as a director of Seaspan from April 2017 to March 2020, including as chairman from July 2017. Over his 40-year career, Mr. Sokol has founded three companies, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March 2011, when he left in order to manage his family business investments, Teton Capital, LLC, as Chairman and CEO. Teton Capital, LLC is headquartered in Jackson Hole, Wyoming and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses. Mr. Sokol currently sits on a number of boards, including the Horatio Alger Association and The Horatio Alger Association Foundation. Mr. Sokol he has chaired five corporate boards and over a dozen charitable or community boards. Mr. Sokol’s business philosophy, based upon vision, strategy and six operating principles, is described in a book he authored in 2008, Pleased But Not Satisfied. It is a simple business model with a definite focus on developing future leaders.

Stephen Wallace Director of Atlas since November 2019; previously a director of Seaspan Age 64
Stephen Wallace is a director of Atlas and a member of the audit committee. Mr. Wallace served as a director of Seaspan from April 2018 to March 2020. Mr. Wallace has worked for over 30 years in global affairs and public administration. A Deputy Minister in Canada’s federal government until December 31, 2017, he has worked extensively with emerging economies and large-scale enterprises, was responsible for core government operations at the Treasury board, led civil reconstruction programs in some of the world’s major conflict zones, and was most recently the Secretary to the Governor General of Canada. He is a graduate of the Institute of Corporate Directors with an academic background in international trade and extensive experience in international negotiation. He currently sits on three private sector boards (including energy and large-scale facilities management services), as well as several charitable organizations. Mr. Wallace grew up in an Atlantic Coast naval family and is currently an advisor to government, corporations and academic institutions.

PROPOSAL NO. 2
RATIFICATION OF INDEPENDENT AUDITORS
The audit committee of the Board has appointed KPMG LLP, Chartered Professional Accountants, to audit our consolidated financial statements for the fiscal year ending December 31, 2020. KPMG LLP, Chartered Professional Accountants, examined Seaspan’s consolidated financial statements for the fiscal years ended December 31, 2019 and December 31, 2018. KPMG LLP also provided certain tax services during the fiscal years ended December 31, 2019 and December 31, 2018 as well as services related to a public offering of our preferred shares and various registration statements. Please read “Principal Accountant Fees and Services” on page 22.
The Board recommends a vote FOR the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as Atlas’s independent auditors for the fiscal year ending December 31, 2020. If the appointment is not ratified, the audit committee of the Board will consider whether we should retain this firm as Atlas’s independent auditors.
Vote Required
Ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as our independent auditors for the fiscal year ending December 31, 2020, requires the affirmative vote of a majority of our common shares present in person or represented by proxy and entitled to be voted at the meeting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountant for 2019 was KPMG LLP, Chartered Professional Accountants.
Fees Incurred by us for KPMG LLP’s Services
In 2019 and 2018, the fees (expressed in millions of United States dollars) billed to us by the accountants for services rendered were as follows:
	2019	2018
Audit Fees	$1.0	$1.1
Tax Fees	1.4	0.4
	$2.4	$1.5
Audit Fees
Audit fees for 2019 include fees related to our annual audit, quarterly reviews and accounting consultations and audit-related fees that relate to various registration statements.
Audit fees for 2018 include fees related to our annual audit, quarterly reviews and audit-related fees that relate to the public offering of our Series I preferred shares and various registration statements.
Tax Fees
Tax fees for 2019 and 2018 were primarily for tax consultation services related to general tax consultation services and tax compliance, including preparation of corporate income tax returns.
All Other Fees
No other fees for 2019 or 2018 were paid to our principal accountants.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2019 and 2018.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
The audit committee of the Board assists the Board in fulfilling its responsibilities for oversight of:
•	the integrity of our consolidated financial statements;
•	our compliance with legal and regulatory requirements;
•	the independent auditors’ qualifications and independence; and
•	the performance of our internal audit function and independent auditors.
The audit committee manages our relationship with our internal auditors and our independent auditors, who both report directly to the audit committee. The audit committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the audit committee, from us for such advice and assistance.
Our management has primary responsibility for preparing our consolidated financial statements and for our financial reporting process. Our independent auditors, KPMG LLP, Chartered Professional Accountants, are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States.
In this context, the audit committee reports as follows:
(1)
The audit committee reviewed and discussed with our management the audited consolidated financial statements of Seaspan Corporation for year ended December 31, 2019 as well as the audited consolidated financial statements of Atlas Corp. for the period from incorporation on October 1, 2019 to December 31, 2019 (collectively, the “Financial Statements”).

(2)
The audit committee discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 1301, as adopted by the U.S. Public Company Accounting Oversight Board, as amended or modified.

(3)
The audit committee received the letter and written disclosures from the independent auditors required by the Public Company Accounting Oversight Board and discussed the matter of independence with the independent auditors.

(4)
Based on the review and discussions referred to in paragraphs 1 through 3 above, the audit committee recommended to the Board, and the Board approved, that the Financial Statements be included in our 2019 Annual Report on Form 20-F, for filing with the SEC.

The undersigned members of the audit committee have submitted this Report of the Audit Committee to the Board.
Nicholas Pitts-Tucker, Chair
Alistair Buchanan
John C. Hsu
Stephen Wallace